Exhibit 99.1

BIONDVAX PHARMACEUTICALS LTD.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on August 24, 2023

The Annual General Meeting of Shareholders of BiondVax Pharmaceuticals Ltd. (the “Company”) will be held at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, Tel Aviv, Israel on August 24, 2023, at 4:00 p.m. Israel time, or at any adjournments thereof (the “Meeting”) for the following purposes:

1.	To approve the re-election of Professor Avner Rotman to the board of directors, to serve until the third annual meeting after the Meeting.

2.	To approve the re-election of Samuel Moed to the board of directors, to serve until the third annual meeting after the Meeting.

3.	To approve a change of the Company’s name to “Scinai Immunotherapeutics Ltd.” or such other name that contains the word “Scinai” as the management of the Company shall determine and as shall be approved by the Israel Registrar of Companies and to amend the Company’s Articles of Association accordingly.

4.	To approve an amendment to the Company’s Articles of Association to provide that the Company is required to appoint external directors under the Israel Companies Law, 5759-1999 (“Companies Law”) only to the extent required by the Companies Law and the regulations thereunder.

5.	To approve amendments to the annual cash compensation paid to our independent directors.

6.	To approve the cancellation of options to purchase ADSs previously granted to our non-executive directors and the grant to our non-executive directors of replacement options to purchase ADSs.

7.	To approve a new grant of options to purchase ADSs to our non-executive directors.

8.	To approve a grant of 78,125 restricted share units to Amir Reichman, Chief Executive Officer of the Company, as Mr. Reichman’s long-term incentive grant award for 2022.

9.	To approve a cash bonus for 2022 for Mark Germain, Chairman of the Board of Directors.

10.	To approve amendments to the Company’s Compensation Policy for Executive Officers and Directors.

11.	To approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2023 and for an additional period until the next annual meeting.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2022.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, no par value (the “Ordinary Shares”), and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon, at the close of business on July 10, 2023 (the “Record Date”), shall be entitled to receive notice of and to vote at the Meeting.

The Board of Directors recommends that you vote “FOR” each of the proposals, as specified in the attached proxy materials.

Whether or not you plan to attend the Meeting, it is important that your Ordinary Shares or ADSs be represented. Accordingly, you are kindly requested to (i) vote online or (ii) complete, date, sign and mail your proxy at your earliest convenience. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

ADS holders should return their proxies by the date set forth on their form of proxy.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company’s registered office on Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, Tel: +972-(8)-930-2529, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company’s website http://www.biondvax.com, and the SEC’s website at http://www.sec.gov.

By Order of the Board of Directors,

Mark Germain
Chairman of the Board of Directors

Jerusalem, Israel

July 12, 2023

BIONDVAX PHARMACEUTICALS LTD.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

PROXY STATEMENT
FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 24, 2023

This Proxy Statement is furnished to the holders of ordinary shares, no par value (the “Ordinary Shares”), and to holders of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of BiondVax Pharmaceuticals Ltd. (the “Company” or “BiondVax”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “Meeting”), to be held on August 24, 2023, at 4:00 p.m. Israel time at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, Tel Aviv, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following proposals or to consider the following items:

1.	To approve the re-election of Professor Avner Rotman to the board of directors, to serve until the third annual meeting after the Meeting.

2.	To approve the re-election of Samuel Moed to the board of directors, to serve until the third annual meeting after the Meeting.

3.	To approve a change of the Company’s name to “Scinai Immunotherapeutics Ltd.” or such other name that contains the word “Scinai” as the management of the Company shall determine and as shall be approved by the Israel Registrar of Companies and to amend the Company’s Articles of Association (the “Articles”) accordingly.

4.	To approve an amendment to the Articles to reflect that the Company is required to appoint external directors under the Israel Companies Law, 5759-1999 (the “Companies Law”) only to the extent required by the Companies Law and the regulations thereunder.

5.	To approve amendments to the annual cash compensation paid to our independent directors.

6.	To approve the cancellation of options to purchase ADSs previously granted to our non-executive directors and the grant to our non-executive directors of replacement options to purchase ADSs.

7.	To approve a new grant of options to purchase ADSs to our non-executive directors.

8.	To approve a grant of 78,125 restricted share units to Amir Reichman, Chief Executive Officer of the Company, as Mr. Reichman’s long-term incentive grant award for 2022.

9.	To approve a cash bonus for 2022 for Mark Germain, Chairman of the Board of Directors.

10.	To approve amendments to the Company’s Compensation Policy for Executive Officers and Directors.

11.	To approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2023 and for an additional period until the next annual meeting.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2022.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders and ADS holders of record at the close of business on July 10, 2023 (the “Record Date”), shall be entitled to receive notice of and to vote at the Meeting. At the close of business on July 10, 2023, the Company had outstanding 1,453,970,784 Ordinary Shares and 3,634,927 ADSs (each representing four hundred (400) Ordinary Shares) entitled to vote on each of the matters to be presented at the Meeting.

Proxies

A form of proxy card for use at the Meeting is attached to this Proxy Statement and has been sent to the ADS holders together with a prepaid return envelope for the proxy. By appointing “proxies”, shareholders and ADS holders may vote at the Meeting, whether or not they attend. Subject to applicable law and the rules of The Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares and ADSs represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR” vote. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

ADS holders should return their proxies to BNY Mellon by the date set forth on their form of proxy.

Shareholders registered in the Company’s shareholders’ register in Israel may vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices, c/o Mr. Uri Ben-Or at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, so that it is received by the Company no later than August 22, 2023, at 4:00 p.m. Israel time. Shareholders registered in the Company’s shareholders’ register in Israel and who intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company’s offices, c/o Mr. Uri Ben-Or, Chief Financial Officer, at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, no later than August 24, 2023, at 10:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on or about July 12, 2023. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares or ADSs.

This Proxy Statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Companies Law.

Quorum and Voting

The quorum required for the Meeting consists of at least one or more shareholders who are present at the Meeting, in person or by proxy, and who hold in the aggregate ten percent (10%) or more of the voting rights of the Company, and such presence at the Meeting will constitute a legal quorum. Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a legal quorum.

Should no legal quorum be present one-half hour after the scheduled time, the Meeting will be adjourned to one week from that day, at the same time and place, i.e., on August 31, 2022, at 4:00 p.m. (Israel Time) at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, Tel Aviv 6701101, Israel. Should such legal quorum not be present half an hour after the time set for the adjourned meeting, any number of shareholders present, in person or by proxy, will constitute a legal quorum.

The approval of Proposals 1, 2, 5, 6, 7 and 11 each require the affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes.

The approval of each of Proposals 3 and 4 requires the affirmative vote of seventy-five percent (75%) of the voting power represented at the Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes.

The approval of Proposals 8 through 10 each require the affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, provided that one of the following two alternatives must apply: (i) such majority vote at the Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company.

The foregoing threshold for approval of Proposals 8 through 10 is referred to herein as a “Special Majority.”

Please note that you are required to indicate on the proxy card with respect to Proposals 8 through 10 whether or not you are a controlling shareholder of the Company or acting on its behalf, and whether or not you have a personal interest in the approval of the proposals as provided above. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal(s) for which you failed to provide such indication.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Uri Ben-Or, at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, by no later than August 14, 2023. Any Position Statement received that is in accordance with the guidelines set by the Companies Law will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

Other

Conversions of amounts in NIS into US dollars are based on the exchange rate published by the Bank of Israel at the close of business on June 30, 2023.

PROPOSAL NO. 1

RE-ELECTION OF PROFESSOR AVNER ROTMAN AS DIRECTOR

According to the Articles, the Company’s directors are divided into three groups with staggered three-year terms. The three-year term of service of each group of directors expires at successive annual general meetings, at which time the directors of such group may be re-nominated to serve until the third annual meeting held after the date of his appointment. The Company is proposing that Professor Avner Rotman be reelected, to serve until the third annual meeting held after the date of his appointment.

Professor Rotman has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A. The Company is not aware of any reason why Professor Rotman, if re-elected, should not be able to serve as a director.

The following is based upon the information furnished by Professor Rotman:

Professor Avner Rotman, 79, has been a member of our board of directors since 2005 and served as the Chairman until 2019. Professor Rotman founded Rodar Technologies Ltd. in 2000 and served as its Chief Executive Officer and Chairman of the Board until 2019. Professor Rotman also founded Bio-Dar Ltd. in 1984 and served as its President and CEO from 1985 until 2000. Professor Rotman was also the chairman of the I-Tech incubator at Kyriat Weizmann. Professor Rotman is the Founder and Chairman of the Foundation of Cardiovascular Research in Israel. Professor Rotman holds a PhD in chemistry from the Weizmann Institute of Science, Israel, and an M.Sc and B.Sc in chemistry from the Hebrew University of Jerusalem, Israel. We believe that Professor Rotman is qualified to serve on our board of directors based on his extensive experience and knowledge in the field of biotechnology and as an executive officer and director of multiple biotechnology companies.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Professor Avner Rotman be re-elected to hold office as a director of the Company until the third annual meeting held after the date of his appointment.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 2

RE-ELECTION OF SAMUEL MOED AS A DIRECTOR

According to the Articles, the Company’s directors are divided into three groups with staggered three-year terms. The three-year term of service of each group of directors expires at successive annual general meetings, at which time the directors of such group may be re-nominated to serve until the third annual meeting held after the date of his appointment. The Company is proposing Mr. Samuel Moed be reelected, to serve until the third annual meeting held after the date of his appointment.

Mr. Moed has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A. The Company is not aware of any reason why Mr. Moed, if re-elected, should not be able to serve as a director.

The following is based upon the information furnished by Mr. Moed:

Mr. Samuel Moed, 61, has been a member of our board of directors since 2020. He is a healthcare executive with over 35 years of experience. Mr. Moed was for seven years Head of Corporate Strategy at Bristol Myers Squibb (“BMS”), a global biopharma company, until his retirement in 2020. Prior to that role, Mr. Moed was Head of Strategy Worldwide Pharma, President of US Pharma and President of the WW Consumer Healthcare Business at BMS. In addition to BiondVax, Mr. Moed serves on the board of Mediwound Ltd., a company that develops, manufactures and commercializes bio-therapeutic solutions for tissue repair and regeneration, is a Venture Partner at aMoon, a HealthTech and Life Sciences investment fund with BiondVax’s former controlling shareholder Mr. Marius Nacht as the anchor investor, and advises companies in the healthcare arena. Mr. Moed received his BA in history from Columbia University in New York City in 1985.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Mr. Samuel Moed be re-elected to hold office as a director of the Company until the third annual meeting held after the date of his appointment.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 3

CHANGING THE COMPANY’S NAME AND AMENDING THE COMPANY’S ARTICLES OF
ASSOCIATION ACCORDINGLY

As set forth in our Articles, our company name is “BiondVax Pharmaceuticals Ltd.” Our Board of Directors approved, subject to shareholder approval, changing the name of our company to “Scinai Immunotherapeutics Ltd.” or to such other name that contains the word “Scinai” as the management of the Company shall determine and as shall be approved by the Israel Registrar of Companies and amending our Articles accordingly. We believe that such new name would better reflect our current business focus on the development, manufacturing and commercialization of immunotherapeutic products primarily for the treatment of infectious and autoimmune diseases. The name change will not have any effect on the rights of our existing shareholders.

In the event that the proposed change of name is not approved by the Israel Registrar of Companies, our management will be authorized to select a different name approved by the Israel Registrar of Companies that contains the name “Scinai” in combination with another word or expression or to leave the name unchanged. The change of the Company’s name will become effective only following the approval and authorization of the Israel Registrar of Companies.

Upon effectiveness of the name change and the amendment to the Articles, it is anticipated that the Company’s ADSs will trade under the symbol “SCNI” on the Nasdaq Capital Market. In addition, we expect that a new CUSIP number will be assigned to our ADSs following the name change.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to change the Company name to “Scinai Immunotherapeutics Ltd.” or to such other name that contains the word “Scinai” as the management of the Company shall determine and as shall be approved by the Israel Registrar of Companies and to amend the Company’s Articles of Association accordingly.”

Pursuant to our Articles, the affirmative vote of the holders of seventy-five percent (75%) of the voting power represented at the Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, is required to approve Proposal 3.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 4

AMENDING THE COMPANY’S ARTICLES OFASSOCIATION to

reflect that the Company is required to appoint external directors only to the extent required by the Companies Law and the regulations thereunder

Companies incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on the Nasdaq Capital Market, are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating to such matters as the appointment of external directors and the composition of the audit committee and the compensation committee. These requirements are in addition to the corporate governance requirements imposed by the listing rules of the Nasdaq Capital Market and other applicable provisions of U.S. securities laws.

Pursuant to regulations enacted under the Companies Law, the board of directors of a public company whose shares are listed on certain non-Israeli stock exchanges, including Nasdaq, that do not have a controlling shareholder (as such term is defined in the Companies Law), may, subject to certain conditions, elect to “opt-out” of the requirements of the Companies Law regarding the election of external directors and to the composition of the audit committee and compensation committee, provided that the company complies with the requirements as to director independence and audit committee and compensation committee composition applicable to companies that are incorporated in the jurisdiction in which its stock exchange is located. In March 2023, our board of directors determined that our company no longer had a controlling shareholder and accordingly elected to opt-out of the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee designed to prevent undue influence by a controlling shareholder. The foregoing exemptions will continue to be available to us so long as (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on a U.S. stock exchange, including Nasdaq, and (iii) we comply with the Nasdaq rules applicable to domestic U.S. companies. If in the future we were to have a controlling shareholder, we would again be required to comply with the requirements relating to external directors and composition of the audit committee and compensation committee.

Because our company is no longer required to appoint external directors and we have opted out of the requirement to do so, we are proposing to amend our Articles to provide that we are required to appoint external directors only to the extent required by the Companies Law and the regulations thereunder. Specifically, we are proposing to amend Article 90 of our Articles as follows (additions are underlined, deletions are struck through):

“90. To the extent required by the Companies Law and the regulations thereunder, ~~T~~the Company will have at least two external directors, and the provisions of the Companies Law in this matter shall apply.”

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve an amendment to the Company’s Articles of Association to reflect that the Company is required to appoint external directors only to the extent required by the Companies Law and the regulations thereunder.”

Pursuant to our Articles, the affirmative vote of the holders of seventy-five percent (75%) of the voting power represented at the Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, is required to approve Proposal 4.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 5

AMENDING THE ANNUAL CASH COMPENSATION PAyable TO OUR INDEPENDENT DIRECTORS

The Company shareholders have previously approved the following compensation terms for each of the directors other than our CEO and our Chairman (all such other directors, the “Independent Directors”): (i) an annual base payment of $35,000 for serving as a director; (ii) an annual fee of $5,000 for serving as a chairman of a committee (as applicable); (iii) $1,000 for attendance at each meeting of the Board or, as applicable, meetings of committees of the Board, as the case may be; and (iv) ($500 for each written consent of the Board (or applicable committee) executed by such director.

The Compensation Committee and the Board believe that the Company should amend the terms of director compensation and move towards a set payment model for service on the Board and committees thereof (including in capacity as chairperson of committees) and pay directors and members of committees additional amounts for attendance at each Board and committee meeting only to the extent there are more than eight Board or committee meetings per year, as the case may be. We believe this will make more consistent and predictable the annual cash compensation we pay our Independent Directors and expect it will reduce the annual cash compensation we pay our Independent Directors and members of our Board committees. In lieu of the anticipated reduction in cash compensation, it was determined that it would be more appropriate that such compensation be paid in the form of equity grants which would align the interests of the directors more closely with that of the shareholders. As such, it is proposed in Proposal 6 below to grant RSUs to the independent directors (see description of Proposal 6 below).

Accordingly, the Compensation Committee and the Board have approved, and are recommending that shareholders approve, amendments to the annual cash compensation payable to our current and future Independent Directors in exchange for their services, such that following such approval the following cash amounts shall be payable:

●	$35,000 for each Independent Director, which would cover such director’s attendance at up to eight Board meetings per year;

●	$5,000 for each member of the Company’s Compensation Committee and Strategy Committee (other than the applicable committee chairperson), which would cover such member’s attendance at up to eight committee meetings per year;

●	$7,500 for each member of the Company’s Audit Committee (other than the committee chairperson), which would cover such member’s attendance at up to eight committee meetings per year;

●	$7,500 for the chairperson of each of the Company’s Compensation Committee and Strategy Committee, which would cover the chairperson’s attendance at up to eight committee meetings per year;

●	$10,000 for the chairperson of the Company’s audit committee, which would cover the chairperson’s attendance at up to eight committee meetings per year;

●	$500 for attendance (in person or by video or other electronic means) by each director or committee member at any meeting of the Board or relevant committee in excess of eight meetings for the Board or the applicable committee; and

●	$300 for each written consent of the Board or any of its committees.

The Compensation Committee and Board expect that amending the annual cash compensation terms by utilizing the model described above will reduce the total cash compensation payable to our Independent Directors. The Compensation Committee and the Board reviewed compensation data of other Israeli and non-Israeli biopharmaceutical companies of similar size to the Company and believe that the suggested amounts set forth above are reasonable and in line with industry standards.

The Companies Law generally requires that the compensation of a company’s directors be approved by the company’s compensation committee, board, and shareholders, in that order. The Compensation Committee recommended, and the Board approved, the proposed amendments to the annual cash compensation payable to our Independent Directors and determined that such compensation is consistent with our Compensation Policy for Executive Officers and Directors.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the amended annual cash compensation payable to our Independent Directors as described in the proxy statement.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 6

CANCELLATION OF OPTIONS PREVIOUSLY GRANTED TO OUR NON-EXECUTIVE DIRECTORS AND THE GRANT TO OUR NON-EXECUTIVE DIRECTORS OF REPLACEMENT OPTIONS

As part of our overall compensation program, we seek to provide our directors with long-term incentive awards. Over the years the Company has issued options to purchase in the aggregate 58,771 ADSs (the “Current Options”) to our current directors other than our CEO (all such directors, the “Non-Executive Directors”). However, the exercise prices of the Current Options are below the current market price of our ADSs, in most cases significantly so. The current weighted average exercise price of the outstanding options held by the Non-Executive Directors is $72.38 per ADS, with expiration dates ranging from 2029 to 2030, while the closing price of our ADSs as of July 10, 2023 was $1.41 per ADS. The Compensation Committee and the Board have determined that the Current Options are not fulfilling their intended function of incentivizing our Non-Executive Directors to continue contributing to the success of the Company and of aligning their long-term interests with those of our shareholders.

Accordingly, our Compensation Committee and Board have approved, and are recommending that our shareholders approve, that all the Current Options held by the Non-Executive Directors be cancelled and in exchange therefor the Company would grant each Non-Executive Director a replacement option to purchase such number of ADSs (each, a “Replacement Option”) that is equal to the aggregate number of ADSs subject to the Current Options held by each Non-Executive Directors (the “Exchange”). The number of ADSs underlying the Replacement Option to be issued to each Non-Executive Director in exchange for such Non-Executive Director’s Current Options is as follows: (i) for Mr. Mark Germain, 29,071 ADSs; (ii) for Mr. Morris Laster; Mr. Adi Raviv, Professor Avner Rotman and Ms. Yael Margolin, 4,300 ADSs; (iii) Mr. Samuel Moed, 10,000 ADSs; and (iv) Mr. Jay Green, 2,500 ADSs.

The proposed terms of the Replacement Options are as follows:

●	The exercise price per ADS for the Replacement Options will be the higher of (i) 130% of the closing price of the Company’s ADSs on June 15, 2023 (the date the Board approved this proposal) or (ii) 100% of the closing price of the Company’s ADS on the date of the Meeting; and

●	The Replacement Options will (i) vest in equal annual installments during a period of three years, commencing one year following the date of shareholder approval, (ii), to the extent the options are vested, continue to be exercisable during such term unless such director is terminated for cause, (iii) be subject to accelerated vesting and immediately exercisable in the event of a “change of control” (as defined below), and (iv) have a term of ten (10) years following the date of shareholder approval, and which, as further discussed below, for Israeli grantees will be granted in accordance with the capital gains track of Section 102 of the Israel Tax Ordinance (the “ITO” and “102 Capital Gains Track Options”, respectively), with all other terms as otherwise described in the Company’s 2018 Israeli Share Option Plan (the “Plan”). For these purposes, a “change of control” means the first to occur of (i) a sale of all or substantially all of the assets of the Company; (ii) a merger, consolidation, or like transaction of the Company with or into another company; provided, that in the case of either clauses (i) or (ii) the Company’s shareholders of record immediately prior to such transaction will, immediately after such transaction, hold less than fifty percent (50%) of the voting power of the surviving or acquiring entity, and provided further that a change of control shall not include (x) any consolidation, merger or reorganization effected to change the domicile of the Company or (y) any transaction or series of transactions effected principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; (iii) the acquisition by any person, entity or group of more than 50% of the voting power of the Company, in a single or series of related transactions; and (iv) when a person, entity or group becomes a shareholder that has “control,” as defined in the Companies Law.

With respect to any Non-Executive Director who was granted 102 Capital Gains Track Options, the Company will apply for a ruling (the “Ruling”) from the Israel Tax Authority (the “ITA”) to determine the terms under which the Company will effect the Exchange with respect to the options held by such Non-Executive Director, including but not limited to clarifying that the effective date of grant with respect to the 102 Capital Gains Options subject to the Exchange will be the later of (i) the date of approval of the Exchange by the shareholders at the Meeting and (ii) the date of the submission of the Ruling application to the ITA.

The Companies Law generally requires that the compensation of a company’s directors be approved by the company’s compensation committee, board and shareholders, in that order. The Compensation Committee recommended, and the Board approved, the proposed Exchange of the Cancelled Options of the Non-Executive Directors for the Replacement Options on the terms described above.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the cancellation of the Current Options of the Non-Executive Directors and the exchange thereof with the Replacement Options on the terms described above and which for Israeli grantees will be granted in accordance with the capital gains track of Section 102 of ITO subject to receipt of the Ruling.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 7

GRANT OF NEW OPTIONS TO OUR NON-EXECUTIVE DIRECTORS

We are proposing to grant to each of our Non-Executive Directors new options to purchase ADSs. The Compensation Committee and the Board reviewed director compensation data of other Israeli and non-Israeli biopharmaceutical companies of similar size to the Company and believe that the current equity holdings of our Non-Executive Directors is below industry standards for companies of similar size in our industry. Accordingly, we are proposing to grant to each of our Non-Executive Directors (other than our Chairman) options to purchase 20,000 ADSs, and to grant to our Chairman options to purchase 40,000 ADSs. Providing such grants will incentivize our Non-Executive Directors to continue to contribute to the success of the Company and aligning their long-term interests with those of our shareholders.

The terms of the new options are as follows:

●	The exercise price per ADS for the options shall be the higher of (i) 130% of the closing price of the Company’s ADSs on June 15, 2023 (the date the Board approved this proposal) or (ii) 100% of the closing price of the Company’s ADS on the date of the Meeting; and

●	The options will (i) vest in equal annual installments during a period of three years, commencing one year following the date of shareholder approval, (ii), to the extent the options are vested, continue to be exercisable during such term unless such director is terminated for cause, (iii) be subject to accelerated vesting and immediately exercisable in the event of a “change of control” (as defined in Proposal No. 6 above), and (iv) have a term of ten (10) years following the date of shareholder approval, and which for Israeli grantees will be granted in accordance with the capital gains track of Section 102 of the ITO, with all other terms as otherwise described in the Plan

The Companies Law generally requires that the compensation of a company’s directors be approved by the company’s compensation committee, board, and shareholders, in that order. The Compensation Committee recommended, and the Board approved, the proposed grant of new options to our Non-Executive Directors on the terms described above.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of new options to the Non-Executive Directors on the terms described in the Proxy Statement.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 8

GRANT OF 78,125 RESTRICTED SHARE UNITS TO MR. AMIR REICHMAN AS MR. REICHMAN’S
LONG-TERM INCENTIVE GRANT AWARD FOR 2022

At the Meeting you will be asked to approve a one-time grant of 78,125 RSUs to Mr. Amir Reichman, our Chief Executive Officer, as Mr. Reichman’s long-term incentive grant award for 2022. If approved, the RSUs will vest in three equal annual installments commencing as of the date of the Meeting, be subject to accelerated vesting and immediately exercisable in the event of a “change of control” (as defined in Proposal No. 6 above) and be granted in accordance with the Capital Gains Tax Route of Section 102 of the ITO and otherwise in accordance with our Plan.

The Compensation Committee and the Board believe that in order to align the interests of our CEO with the interests of our shareholders it is important that part of our CEO’s compensation includes long-term equity compensation. These awards link a significant portion of our CEO’s compensation to delivering value to our shareholders and encouraging his retention through long-term vesting periods. The proposed grant of 78,125 RSUs to Mr. Reichman in equity compensation for his service to the Company in 2022 will directly link Mr. Reichman’s performance to delivering value to our shareholders.

The Companies Law generally requires that the compensation of a company’s chief executive officer be approved by the company’s compensation committee, board and shareholders, in that order. In addition, the Companies Law requires such approvals for transactions between a company and its directors regarding their terms of employment in other positions in the company. The Compensation Committee recommended, and the Board approved, the proposed grant of RSUs to Mr. Reichman as Mr. Reichman’s long-term incentive grant award for 2022, and determined that such compensation is consistent with our Compensation Policy for Executive Officers and Directors.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of 78,125 RSUs to Mr. Amir Reichman as Mr. Reichman’s long-term incentive grant award for 2022 on such terms as described in the Proxy Statement.”

A Special Majority is required for shareholders to approve this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 9

GRANT OF A CASH BONUS FOR 2022 FOR MR. MARK GERMAIN

The Compensation Committee and the Board believe that during 2022, Mr. Germain, our Chairman of the Board, provided significant contributions to our company and devoted substantial time to the company beyond the scope that are expected of a chairman of the board, working closely with our chief executive officer, Mr. Amir Reichman, on the initiation and execution of strategic plans, material contracts, financings and business development, among other things. Accordingly, the Compensation Committee and the Board have each determined it to be fair and appropriate to compensate Mr. Germain for such contributions and his considerable time and efforts during 2022 by paying Mr. Germain a cash bonus of $37,500.

Because the Company’s Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) does not expressly provide for bonuses to the Chairman of the Board, the proposed grant is not consistent with our Compensation Policy. However, due to Mr. Germain’s important contributions and significant time and effort expended, the Compensation Committee and Board deem the bonus to be appropriate.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve a cash bonus of $37,500 for 2022 to Mr. Mark Germain.”

A Special Majority is required for shareholders to approve this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 10

AMENDMENTS TO THE COMPANY’S COMPENSATION POLICY

Under the Companies Law, the terms of employment and service of officers and directors of public companies, such as the Company, must be determined in accordance with a directors and officers compensation policy. The compensation policy must be approved by the Board, upon recommendation of the Compensation Committee, and the shareholders of the Company (except in limited circumstances set forth in the Companies Law). On December 27, 2021, our shareholders approved our current Compensation Policy.

Following a review of the Compensation Policy, our Compensation Committee and Board have approved amendments to our Compensation Policy, subject to the approval of our shareholders. First, we are proposing amendments to the Compensation Policy in order that in the event in the future we wish to grant an annual cash bonus to our Chairman/Chairwoman for his/her significant contributions to our company (as provided in Proposal No. 9 above), such grant shall be deemed to be in accordance with the Compensation Policy. We are also proposing to make some additional technical changes to reflect the above change.

In addition, we are proposing to amend the Compensation Policy to permit us to adopt a “clawback policy” that complies with the requirements of the Nasdaq Stock Market and would require the return of incentive compensation paid to executive officers in the case of certain restatements of the Company’s financial statements under the terms required by Nasdaq. On February 22, 2023, Nasdaq proposed listing rules mandating that companies with listed securities adopt clawback policies in response to Rule 10D-1 under the U.S. Securities and Exchange Act of 1934, as amended. The Compensation Policy currently addresses clawback of incentive compensation paid to Executive Officers in the event of an accounting restatement in accordance with Israeli law. The proposed amendments to the Compensation Policy would, among other things, revise the current language to make it more consistent with the proposed requirements of the Nasdaq clawback policy and clarify that in the future we will adopt a Nasdaq clawback policy and that in the event of any inconsistency between the terms of the Compensation Policy and the Nasdaq clawback policy, the Nasdaq policy will prevail to the extent it creates or expands the obligation of the Company to conduct a “clawback” from officers.

Accordingly, we are proposing to amend the Compensation Policy with such changes set forth on Appendix B attached hereto.

As discussed in Proposal No. 9 above, at the Meeting the Company is proposing to pay a cash bonus for 2022 of $37,500 to Mark Germain, our Chairman of the Board. As discussed in that proposal 9, the proposed grant is not in accordance with the Compensation Policy, which currently does not provide for grants of bonuses to our Chairman of the Board. In the event this Proposal 10 is approved, the proposed amendment to the Compensation Policy described above which provides that we may grant an annual cash bonus to our Chairman in accordance with the Compensation Policy shall only be effective for any future grants of bonuses to our Chairman of the Board and will not be effective for the proposed grant that is the subject of Proposal 9.

The Compensation Committee and the Board have approved the above proposed amendments to the Compensation Policy.

If the proposed amendments to the Compensation Policy is not approved by the shareholders by the required majority, our Board may nonetheless approve the proposed amendments, provided that our Compensation Committee and thereafter our Board have concluded, following further discussion of the matter and for specified reasons, that such approval is in the Company’s best interests.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the adoption of the amendments to the Compensation Policy, as described in the Proxy Statement, be, and hereby is, approved.”

A Special Majority is required for shareholders to approve this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 11

APPOINTMENT OF AUDITORS

Under the Companies Law and the Articles, the shareholders of the Company are authorized to appoint the Company’s independent auditors.

At the Meeting, shareholders will be asked to approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCooper International Limited, as the Company’s auditors for the year ending December 31, 2023 and for an additional period until the next annual meeting of our shareholders. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

The Audit Committee recently conducted a process to select a firm to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 and for an additional period until the next annual meeting of our shareholders. The Audit Committee invited a number of firms to participate in this process and following such process the Audit Committee recommended to the Board of Directors that, subject to the approval of the shareholders, the Company appoint Kesselman & Kesselman. In conjunction with the selection of Kesselman & Kesselman to serve as the Company’s independent registered public accounting firm, and subject to the approval of the Company’s shareholders at the Meeting, the engagement of the Company’s current independent registered public accounting year, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, will conclude at the end of the Meeting.

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, served as our independent registered public accountants for the years ended December 31, 2022 and 2021. During such period, there were (i) no disagreements between the Company and Kost Forer Gabbay & Kasierer on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements were not resolved to the satisfaction of Kost Forer Gabbay & Kasierer and which disagreements, if not resolved to the satisfaction of Kost Forer Gabbay & Kasierer, would have caused Kost Forer Gabbay & Kasierer to make reference to the subject matter of the disagreement in their reports on the Company’s consolidated financial statements for such years, and (ii) no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

Information on fees paid to the Company’s independent auditors may be found in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 17, 2023.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCooper International Limited be, and hereby is, appointed as the auditors of the Company for the year 2023 and for an additional period until the next Annual Meeting.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no other business to be transacted at the Meeting, but, if any additional matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Mark Germain, Chairman of the Board
Dated: July 12, 2023

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to BiondVax Pharmaceuticals Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company’s shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company’s special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company’s most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name:	Signature :

Date:

[1]	As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

[2]	As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

[3]	As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

Appendix B – Amendments to Compensation Policy

(additions are underlined, deletions are struck through)

C. Cash Bonuses

8. Annual Cash Bonuses -The Objective

8.1.	Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with BiondVax’s objectives and business goals. Therefore, a pay-for-performance element is provided for, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

8.2.	An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar year, or upon engagement, in case of newly hired Executive Officers, taking into account BiondVax’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in BiondVax’s business environment, a significant organizational change, a significant merger and acquisition events etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the calendar year.

8.3.	In the event the service of an Executive Officer is terminated prior to the end of a fiscal year, BiondVax may (but shall not be obligated to) pay such Executive Officer a full annual cash bonus or a prorated one.

8.4.	The actual annual cash bonus to be awarded to Executive Officers shall be approved by the Compensation Committee and the Board.

8.5	For purposes of this Section 8 and Section 9 below, the term “Executive Officer” shall be deemed to include the Chairman of the Board.

9. Annual Cash Bonuses -The Formula

9.1	The annual cash bonus of BiondVax’s Executive Officers, other than the chief executive officer (the “CEO”), will be based on performance objectives and a discretionary evaluation of the Executive Officer’s overall performance by the CEO and subject to minimum thresholds. The performance objectives will be approved by BiondVax’s CEO at the commencement of each calendar year (or upon engagement, in case of newly hired Executive Officers or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company, division and individual objectives. The performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall company performance measures, which are based on actual financial and operational results, such as revenues, operating income and cash flow (at least 25% of the annual cash bonus will be based on overall company performance measures) and may further include, divisional or personal objectives which may include operational objectives, such as market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as employee satisfaction, employee retention and employee training and leadership programs

9.2	The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 100% of such Executive Officer’s annual base salary or annual payment, as the case may be.

9.3	The maximum annual cash bonus including for overachievement performance that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 150% of such Executive Officer’s annual base salary or annual payment, as the case may be.

*   *   *

10. Other Bonuses

10.1	Special Bonus. BiondVax may grant its Executive Officers and ~~(on a one time basis)~~ directors a special bonus as an award for special efforts or achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement) or as a retention award at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed 100% of the Executive Officer’s or director’s annual base salary or annual cash retainer, as the case may be (and in the case of Executive Officers, together with any annual bonus paid under Section 9 above, not to exceed 150% of the Executive Officer’s annual base salary).

*   *   *

11. Compensation Recovery

*   *   *

11.3	Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws (including applicable stock exchange rules) and with respect to which the Board of Directors, following approval of the Compensation Committee, may adopt additional policies (which, for the sake of clarity, shall not require additional shareholder approval).

Without derogating from the generality of the foregoing, the Company intends to adopt a clawback policy (“Nasdaq Clawback Policy”) that complies with the listing standards (the “Nasdaq Standards”) to be adopted by The Nasdaq Stock Market LLC (“Nasdaq”) in accordance with the provisions of Rule 10D-1 under the Securities and Exchange Act of 1934, as amended (as amended from time to time, the “SEC Clawback Rule”), which directs national securities exchanges, including Nasdaq, to establish listing standards for purposes of complying with such rule.   Any provision of the Nasdaq Clawback Policy as required by the Nasdaq Standards shall be deemed to comply with this Compensation Policy. In the event of any inconsistency between this Policy and the Nasdaq Clawback Policy, the Nasdaq Clawback Policy shall prevail to the extent the Nasdaq Clawback Policy creates or expands the obligation of the Company to conduct a “Clawback” from Office Holders. For the avoidance of any doubt, no amendments to, or further corporate approvals in connection with, this Policy will be required in connection with the adoption of the Nasdaq Clawback Policy as long as it is approved by the Compensation Committee and the Board of Directors.